

Mail Stop 3030

March 17, 2008

Via Facsimile and U.S. Mail

Mary A. Lay
Interim Chief Financial Officer
Patient Safety Technology
43460 Ridge Park Drive, Suite 140
Temecula, CA 92590

> **Re:** **Patient Safety Technology**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-09727**

Dear Ms. Lay:

We have reviewed your letter dated March 5, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2007

Note 3. Summary of Significant Accounting Policies, page 9

Revenue Recognition, page 12

1.   Please refer to prior comment 2 and 3. We note that you estimate the fair value of the maintenance agreement based on the costs associated with upgrading software as updates become available.

- Please tell us and revise future filings to clearly describe all postcontract customer support (PCS) services that you offer. In this regard we note that software upgrades are done on an as needed basis. Clarify if these are unspecified upgrades offered on a when-and-if-available basis.

- Explain to us if there are other PCS obligations in your one year maintenance agreement, in addition to unspecified upgrades.

- We note from your response that "it is the Company's position that revenue should be recognized upon shipment to the customer and there is no deferred revenue recorded on our balance sheet." Please tell us how this is consistent with your revised revenue recognition policy in your response to comment 5 in our letter dated December 11, 2008, which states "Delivery with respect to the initial one-year maintenance agreement is considered to occur on a monthly basis over the term of the one year period, and revenues related to this element are recognized on a pro-rata basis during this period."

Note 12. Equity Transactions, page 24

2.   We note your response to prior comment 4. Please revise future filings to disclose how you valued and accounted for the January 29, 2007 transaction with A Plus International, Inc.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief